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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (Amendment No. 1)(1)


                                  RISCORP, INC.
                      ------------------------------------
                                (Name of Issuer)

                      CLASS A COMMON STOCK, PAR VALUE $.01
                      ------------------------------------
                         (Title of Class of Securities)

                                   767597 10 7
                      ------------------------------------
                                 (CUSIP Number)

                                December 13, 1999
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1 (b)

      [ ] Rule 13d-1 (c)

      [X] Rule 13d-1 (d)



------------------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 767597 10 7                    13G                    2 OF  6 PAGES
---------------------                                      --------------------



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1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         L. SCOTT MERRITT
--------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a)  [   ]
                                                                 (b)  [   ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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NUMBER OF              5.     SOLE VOTING POWER            2,158,391 (1)
SHARES                 --------------------------------------------------------
BENEFICIALLY
OWNED BY               6.     SHARED VOTING POWER          -0-
EACH                   --------------------------------------------------------
REPORTING
PERSON WITH            7.     SOLE DISPOSITIVE POWER       2,158,391 (1)
                       --------------------------------------------------------

                       8.     SHARED DISPOSITIVE POWER     -0-
-------------------------------------------------------------------------------

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON       2,158,391 (1)
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                               [   ]

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11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         13.1% (2)

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12.      TYPE OF REPORTING PERSON*          IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Mr. Merritt beneficially owns shares of Class B Common Stock, convertible into shares of Class A Common Stock, as Trustee of the following trusts:
      Charlotte K. Griffin Trust Number 1; Charlotte K. Griffin Trust Number 2; Charlotte K. Griffin Trust Number 3; Anna F. Griffin Trust Number 1; Anna
      F. Griffin Trust Number 2; Anna F. Griffin Trust Number 3; John Ford Griffin Trust Number 1; John Ford Griffin Trust Number 2; and John Ford Griffin Trust Number 3.

(2) Based on 10-Q filed for period ending 9/30/99, 14,258,671 shares of Class A outstanding.


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ITEM 1(A).  NAME OF ISSUER:

            RISCORP, INC.

ITEM 1(B).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            2 NORTH TAMIAMI TRAIL
            SUITE 608
            SARASOTA, FLORIDA 34236

ITEM 2(A).  NAME OF PERSON FILING:

            L. SCOTT MERRITT

ITEM 2(B).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            4711 MEADOWVIEW CIRCLE
            SARASOTA, FLORIDA 34233

ITEM 2(C).  CITIZENSHIP:

            U.S.A.

ITEM 2(D).  TITLE OF CLASS OF SECURITIES:

            CLASS A COMMON STOCK

ITEM 2(E).  CUSIP NUMBER:

            767597 10 7

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

            (a) [ ] Broker or dealer registered under Section 15 of the
                    Exchange Act.
            (b) [ ] Bank as defined in Section 3 (a) (6) of the Exchange Act.
            (c) [ ] Insurance company as defined in Section 3 (a) (19) of the
                    Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the
                    Investment Company Act.
            (e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii) (E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1 (b) (1) (ii) (F);
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1 (b) (1) (ii) (G).



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            (h) [ ] A savings association as defined in Section 3 (b) of the
                    Federal Deposit Insurance Act;
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act;
            (j) [ ] Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).
            If this statement is filed pursuant to Rule 13d-1 (c), check this box. [ ]

            NOT APPLICABLE.

            ITEM 4.  OWNERSHIP.

            (a)  Amount beneficially owned:

            Mr. Merritt beneficially owns the shares reported hereunder, as trustee of the following trusts: Charlotte K. Griffin Trust Number 1; Charlotte K. Griffin Trust Number 2; Charlotte K. Griffin Trust Number 3; Anna F. Griffin Trust Number 1; Anna F. Griffin Trust Number 2; Anna F. Griffin Trust Number 3; John Ford Griffin Trust Number 1; John Ford Griffin Trust Number 2; and John Ford Griffin Trust Number 3.

            All of the shares reported hereunder represent the right to acquire shares of the Issuer's Class A Common Stock, $.01 par value upon the conversion on a one-for-one share basis of the Issuer's Class B Common Stock, $.01 par value.

            (b)   Percent of class:     13.1%

            (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or to direct the vote 2,158,391
            (ii)  Shared power to vote or to direct the vote -0-
            (iii) Sole power to dispose or to direct the disposition of
                  2,158,391
            (iv)  Shared power to dispose or to direct the disposition of -0-

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            NOT APPLICABLE.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            NOT APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            NOT APPLICABLE.


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ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            NOT APPLICABLE.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            NOT APPLICABLE.

ITEM 10.    CERTIFICATIONS.

            NOT APPLICABLE.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  February 14, 2000
                                                  ----------------------------
                                                  Date



                                                  /s/ L. Scott Merritt
                                                  ----------------------------
                                                  L. Scott Merritt